UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

ATLAS AMERICA, INC.

(Name of Subject Company (Issuer))

Atlas America, Inc. (Offeror and Issuer)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Shares, $.01 par value

(Title of Class of Securities)

049167109

(CUSIP Number of Class of Securities)

Edward E. Cohen

Chairman, Chief Executive Officer and President

Atlas America, Inc.

311 Rouser Road

Moon Township, PA 15108

(412) 262-2830

(Name, address and telephone number of person authorized to

receive notices and communications on behalf of filing persons)

Copy to:

Lisa A. Ernst

Ledgewood

1900 Market Street

Philadelphia, PA 19103

(215) 731-9450

CALCULATION OF FILING FEE*

Transaction Valuation*	Amount of Filing Fee*
Not Applicable	Not Applicable
*	In accordance with General Instruction D to Schedule TO, no filing fee is required because this filing contains only preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

On January 30, 2007, Atlas America, Inc. (the “Company”) issued a press release announcing its intention to commence a tender offer for up to 1,950,000 of its common shares. The press release is attached hereto as Exhibit 99.1.

This Schedule TO is not an offer to buy or the solicitation of an offer to sell any of the Company’s common shares. The Company has not yet commenced the tender offer described herein. On the commencement date of the tender offer, an offer to purchase, a letter of transmittal and related documents will be filed with the Securities and Exchange Commission, will be mailed to shareholders of record and will also be made available for distribution to beneficial owners of the Company’s common shares. The solicitation of offers to buy the Company’s common shares will only be made pursuant to the offer to purchase, the letter of transmittal and related documents. When they are available, shareholders should read those materials carefully because they will contain important information, including the various terms of, and conditions to, the tender offer. When they are available, shareholders will be able to obtain the offer to purchase, the letter of transmittal and related documents without charge from the Securities and Exchange Commission’s website at www.sec.gov or from the information agent that is selected by the Company. Shareholders are urged to read carefully those materials when they become available prior to making any decisions with respect to the tender offer.

Item 12. Exhibits.

Exhibit No.	Description

99.1	Press Release

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

*

(Signature)

*

(Name and title)

January 30, 2007

(Date)

*	In accordance with General Instruction D to Schedule TO, no signature is required because the filing contains only preliminary communications made before the commencement of a tender offer.